SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  6)*

Photogen Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71932A-30-9

(CUSIP Number)

Stuart P. Levine

500 Lake Cook Road, Suite 130, Deerfield, Illinois 60615 (847/267-0043)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71932A-30-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stuart P. Levine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 479,105

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 479,105

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 479,105

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 71932A-30-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SL Investment Enterprises, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 250,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 71932A-30-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stuart and Sherri Levine Family Foundation, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 25,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 71932A-30-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stuart P. Levine (as co-manager of STRO, LLC which was the manager of Tannebaum, LLC)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0(A)

	8.	Shared Voting Power 0(A)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0(A)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(A)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X](A)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

(A)          Reporting person is co-manager of STRO, LLC.  On March 31, 2003, STRO, LLC withdrew as manager of Tannebaum, LLC and was replaced by Tannebaum Ventures LLC.  Under the rules of the Securities Exchange Commission (“SEC”), the Reporting person is no longer deemed to own the 3,344,045 shares held by Tannebaum, LLC; provided, however, that the Reporting Person may be deemed to own an aggregate of 11,881,451 shares covered by a voting, drag-along and right of first refusal agreement dated as of November 12, 2002 where the parties agreed to maintain Photogen’s Board at seven members and to vote to elect certain persons to the Board.  The Reporting Person disclaims beneficial ownership of such shares for all other purposes.

Item 1.	Security and Issuer

This Schedule 13D relates to common stock (“Common Stock”) of Photogen Technologies, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 140 Union Square Drive, New Hope, Pennsylvania 18938.

Item 2.	Identity and Background

Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the “Filing Persons”) and, in addition, each of such person’s general partners, if applicable, and, if applicable, the persons controlling such general partners (such additional persons, together with the Filing Persons, the “Item 2 Persons”):  (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship (if individual) or jurisdiction of organization (if entity).

I.
a)	Stuart P. Levine
b)	500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c)	Private investor, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d)	No criminal convictions (1)
e)	No adverse civil judgments for violations of securities laws (1)
f)	United States

II.
a)	SL Investment Enterprises, LP (Stuart Levine, General Partner)
b)	c/o Stuart P. Levine, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c)	Investment partnership, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d)	No criminal convictions (1)
e)	No adverse civil judgments (1)
f)	Georgia

III.
a)	Stuart and Sherri Levine Family Foundation, Inc. (Stuart Levine, President)
b)	c/o Stuart P. Levine, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c)	Not-for-profit corporation, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d)	No criminal convictions (1)

e)	No adverse civil judgments (1)
f)	Illinois

IV.
a)	Stuart P. Levine (as co-manager of STRO, LLC which was the sole manager of Tannebaum, LLC)
b)	500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
c)	Co-Manager, 500 Lake Cook Road, Suite 130, Deerfield, Illinois 60015
d)	No criminal convictions (1)
e)	No adverse civil judgments for violations of securities laws (1)
f)	United States

(1)           During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Levine acquired 3,239,350 shares of Common Stock on December 9, 1994 from the Issuer in a private placement (adjusted to reflect a subsequent two-for-one reverse stock split).  The purchase price was $.0231528 per share, which Mr. Levine paid with his personal funds.

On May 16, 1997, the Issuer sold 2,975,359 shares of Common Stock to Mr. Levine in a private transaction.  The purchase price was $.28568 per share, which Mr. Levine paid with his personal funds.  (These purchases were part of a stockholder restructuring in which Mr. Levine transferred 2,714,288 shares to the Issuer’s treasury for cancellation.)  Since May, 1997, Mr. Levine has transferred shares to SL Investment Enterprises, LP and the Stuart and Sherri Levine Family Foundation, Inc., entities which he controls; and Mr. Levine has also disposed of certain shares to third parties by gift or sale.

On November 12, 2002, Tannebaum, LLC received shares of Issuer’s Common Stock in a private placement. The purchase price for such shares was $1.08 per share (post-reverse split).
During January through March, 2003, Mr. Levine disposed by gift of an aggregate of 68,300 shares of Common Stock to various third parties.
The purpose of Amendment No. 2 was to report that Mr. Levine disposed by gift of an aggregate of 7,000 shares of Common Stock to various third parties since his prior report on Schedule 13D.

The purpose of Amendment No. 3 was to report the beneficial interest of Mr. Levine in Tannebaum, LLC.
The purpose of Amendment No. 4 was to report the call options that were granted by Tannebaum, LLC to STRO, LLC and Tannebaum Ventures LLC.
The purpose of Amendment No. 5 was to report the acquisition by Tannebaum, LLC of 2,314,815 shares of Common Stock of the Issuer at $1.08 per share (post-reverse split).

The purpose of this Amendment No. 6 is to report that Mr. Levine is no longer the beneficial owner of shares held by Tannebaum, LLC.  Mr. Levine also disposed by gift of an aggregate of 68,300 shares of Common Stock to various third parties since his prior report on Schedule 13D.

Item 4.	Purpose of Transaction

All shares of Common Stock of Issuer received by Tannebaum, LLC were acquired for its own account for investment purposes, but the reporting person reserves the right to dispose of the shares in compliance with applicable law.

On October 16, 2002, Tannebaum, LLC signed a Call Agreement granting call options to STRO, LLC and Tannebaum Ventures LLC to purchase all of Tannebaum, LLC’s shares of the Issuer.

The financing agreements included a voting, drag-along and right of first refusal agreement pursuant to which (among other things) the reporting persons agreed to maintain the Issuer’s Board of Directors at seven members and to vote to elect certain persons to the Board.

During January through March, 2003, Mr. Levine disposed by gift of an aggregate of 68,300 shares of Common Stock to various third parties.

On March 31, 2003, STRO, LLC withdrew as manager of Tannebaum, LLC and was replaced by Tannebaum Ventures LLC.  Under the rules of the SEC, the Reporting person is no longer deemed to own the 3,344,045 shares held by Tannebaum, LLC; provided, however, that the Reporting Person may be deemed to own an aggregate of 11,881,451 shares covered by a voting, drag-along and right of first refusal agreement dated as of November 12, 2002 where the parties agreed to maintain Photogen’s Board at seven members and to vote to elect certain persons to the Board.  The Reporting Person disclaims beneficial ownership of such shares for all other purposes.

Except as described above, no reporting person has any current plans or proposals that relate to or would result in:

a.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e.	Any material change in the present capitalization or dividend policy of the Issuer;
f.	Any other material change in the Issuer’s business or corporate structure;
g.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h.

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
j.	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Name of Item of Person	Common Stock Beneficially Owned (3)	% of Class (1)	Voting Power
Stuart P. Levine	479,105	2.8%	Sole
SL Investment Enterprises, LP	250,000	1.5%	Sole
Stuart and Sherri Levine Family Foundation, Inc.	25,000	0.1%	Sole
Stuart P. Levine (as co-manager of STRO, LLC)	0	0%	Shared (2)

(1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 17,114,868 shares of Common Stock of the Issuer outstanding as of March 31, 2003.
(2) Excludes shares of Common Stock owned by other persons that are subject to the voting agreement described in Item 4, above.
(3) All share totals in this table are after a one for four reverse split of Issuer’s Common Stock which was consummated simultaneously with the financing transaction described in Item 4, above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The split off transaction, the financing transaction and related voting, drag-along and right of first refusal agreement, and the call agreement with the reporting person are described in Item 4, above.  There are no other contracts, arrangements or understandings among any of the Item 2 Persons made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits
The following exhibits are filed with this Schedule 13D:

1.             Voting, Drag-Along and Right of First Refusal Agreement by and among Robert J. Weinstein, M.D. (individually and as Director of the Robert and Lois Weinstein Family Foundation, Inc. and as Trustee of the Robert and Lois Weinstein Joint Revocable Trust), Stuart Levine (individually and as Trustee of the Theodore Tannebaum Trust), Tannebaum, LLC, Mi3 L.P., Oxford Bioscience and New England Partners Capital, L.P. (incorporated by reference to Schedule G to the Issuer’s DEFM 14A filing dated September 12, 2002).

2.             Call Agreement entered into as of October 16, 2002 by and among Tannebaum, LLC, STRO, LLC and Tannebaum Ventures LLC (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D/A filing dated January 7, 2003).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2003
Date
/s/ Stuart P. Levine
Signature
STUART P. LEVINE, individually and as General Partner and President, respectively, of SL Investment Enterprises, LP, the Stuart and Sherri Levine Family Foundation, Inc. and as co-manager of STRO, LLC
Name/Title